[Western Union Letterhead]

September 11, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Western Union Company

Registration Statement on Form

10 File No. 001-32903

Ladies and Gentlemen:

The Western Union Company, a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement under Section 12(d) of the Securities Exchange Act of 1934, as amended, to 3:00 p.m., Washington, D.C. time, on September 12, 2006, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE WESTERN UNION COMPANY

By:	/s/ David Schlapbach
Name:	David Schlapbach
Title:	Executive Vice President, General Counsel and Secretary